Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd.
Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

May 26, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on May 26, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

Smackover Lithium, a partnership between Standard Lithium Ltd. (the “Company”) and Equinor, through subsidiaries of Equinor ASA, announced that it has entered into an engineering, procurement, construction and commissioning (“EPCC”) agreement (the “Agreement”) with S&B Engineers and Constructors (“S&B”) for the Central Processing Facility (“CPF”) for the South West Arkansas Project (the “Project”).

Item 5.	Full Description of Material Change

Smackover Lithium announced that it has entered into an EPCC Agreement with S&B, focused on the Project’s CPF.

S&B is an integrated EPCC company with proven industrial construction expertise and a strong U.S. and regional presence. S&B will be supported by Hatch Ltd. (“Hatch”), a global engineering, project delivery and professional services firm with extensive experience in mineral resource projects, and specific experience designing and commissioning lithium projects. Hatch will provide design engineering and commissioning support to S&B as a subcontractor.

S&B will deliver EPCC services including detailed engineering design, procurement, installation and construction, testing, startup and commissioning for the CPF. This includes receipt of brine (from wellfield), pre-treatment, direct lithium extraction, purification and concentration of the lithium chloride, conversion to a battery-quality lithium carbonate with final product crystallization, drying, micronizing, bagging and handling facilities, and all associated utilities. The CPF will be located on the Project’s 118-acre plot located in Lafayette County, AR.

The Project is designed to produce 22,500 tonnes per annum of battery-quality lithium carbonate production in its initial phase. The CPF, and the scope of work under this Agreement, represents approximately two-thirds of the Project’s estimated capital expenditure, the latest published details of which are provided in the Definitive Feasibility Study filed on October 15th, 2025.

The Agreement includes a Limited Notice to Proceed (“LNTP”) that allows work to continue on key activities to de-risk the Project and optimize the construction schedule. Under the LNTP, work will focus on detailed engineering, advancing permitting and early procurement activities related to identifying and engaging contractors and vendors of major equipment and materials. The expectation is to engage S&B on a Full Notice to Proceed following a positive Final Investment Decision, which is expected to occur in 2026.

Together with the separate and recently executed engineering, procurement and construction management (EPCM) agreement for the upstream wellfield portion of the Project with Wood Group USA, Inc., the key construction vendor contracts required prior to taking a Final Investment Decision are now complete. Smackover Lithium is actively working to complete the two primary remaining deliverables prior to taking a Final Investment Decision: finalizing customer offtakes and closing project financing.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Salah Gamoudi
Chief Financial Officer
(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

May 26, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the timing of any development of the Project, the Agreement’s ability to deliver EPCC services on time and in accordance with the Company’s expectations, the ability to transition S&B from LNTP to the Full Notice to Proceed, the Project’s ability to reach Final Investment Decision, the expectation that the Project will provide a reliable source of battery-grade lithium carbonate in the United States, the expectation and timing of finalizing additional offtake agreements, including the anticipated quantity of such offtake agreements, the anticipated pricing and take-or-pay structure of future offtake agreements, the ability to secure debt financing on terms and timelines acceptable to the Company, regulatory or government requirements or approvals and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.